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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 _____________
                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                      and
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                  GO2NET, INC.
                           (Name of Subject Company)

                          VULCAN VENTURES INCORPORATED
                                    (Bidder)
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of class of securities)
                                  383586 10 7
                     (CUSIP number of class of securities)

                                WILLIAM D. SAVOY
                          Vulcan Ventures Incorporated
                        110-110th Avenue N.E., Suite 550
                          Bellevue, Washington  98004
                                 (206) 453-1960
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)

                                WITH A COPY TO:

                              Alvin G. Segel, Esq.
                              Irell & Manella LLP
                      1800 Avenue Of The Stars, Suite 900
                         Los Angeles, California  90067
                                 (310) 277-1010

                           Calculation of Filing Fee
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                  Transaction                       Amount of
                   valuation*                      filing fee**
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                  $323,701,920                       $64,740
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*    For purposes of calculating the filing fee only.  This calculation assumes the purchase of 3,596,688 shares of Common Stock, $.01 par value per share, of Go2Net, Inc. at $90.00 net per share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Vulcan Ventures Incorporated for such number of shares.

     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:  Not applicable.
     Filing Party:  Not applicable.
     Form or Registration No.:  Not applicable.
     Date Filed:  Not applicable.

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         CUSIP NO.  383586 10 7                   14D-1      Page   of   Pages
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1.   NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vulcan Ventures Incorporated
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     [ ] (a)
     [ ] (b)
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3.   SEC USE ONLY
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4.   SOURCES OF FUNDS (SEE INSTRUCTIONS)

            AF, WC, BK

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5.   [ ] CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(e) or 2(f)

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Washington

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7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,553,762 Shares (See Introduction and Section 11 of the Offer to Purchase dated March 19, 1999 filed as Exhibit (a)(1) hereto)*

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8.   [ ]  CHECK IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES*

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9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

            16.6%*
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10.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO

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 *  Prior to the execution of the agreement described below, Vulcan Northwest
    (the "Purchaser") beneficially owned 20,000 shares of the common stock, $.01 par value per share (the "Common Stock"), of Go2Net, Inc.. (the "Company"), which represented less than one percent (1%) of the outstanding shares of Common Stock. On March 15, 1999, the Purchaser and the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which the Purchaser purchased 167,507 newly issued

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    shares of Series A Convertible Preferred Stock (the "Series A Preferred
    Stock") for $1,000 per share (the "First Issuance Preferred Shares") and agreed to commence an offer to purchase up to 3,596,688 shares of Common Stock for $90.00 per share from the Company's stockholders (the "Offer"). The Purchaser has also agreed to purchase 132,493 additional shares of Series A Preferred Stock (the "Second Issuance Preferred Shares" and together with the First Issuance Preferred Shares, the "New Issue Preferred Shares") for $1,000 per share. Upon consummation of the transactions contemplated by the Stock Purchase Agreement, including the Offer and the purchase of shares of Common Stock from the Company's directors, including three directors who are also executive officers, the Purchaser will beneficially own approximately 55% of the total number of shares of the Company's Common Stock then outstanding (assuming conversion into Common Stock of the New Issue Preferred Shares, and assuming that no other shares of Common Stock are issued). The Stock Purchase Agreement is more fully described in Section 14 of the Offer to Purchase, which is attached hereto as Exhibit (a)(1).

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     This statement relates to the offer by Vulcan Ventures Incorporated, a
Washington corporation (the "Purchaser"), to purchase up to 3,596,688 shares of the outstanding Common Stock, par value $.01 per share (the "Common Stock"), of Go2Net, Inc., a Delaware corporation (the "Company") (shares of Common Stock being referred to as the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 19, 1999 and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), at the purchase price of $ 90.00 per share, net to the tendering stockholder in cash.

ITEM 1.   SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Go2Net, Inc., a Delaware corporation, and the address of its principal executive offices is 999 Third Avenue, Suite 4700, Seattle, Washington 98104.

     (b) The securities to which this statement relates are the Shares. The information set forth in the Introduction and Section 1 ("Terms of the Offer; Extension of Tender Period; Termination; Amendments") of the Offer to Purchase annexed hereto as Exhibit (a)(1) (the "Offer to Purchase") is incorporated herein by reference.

     (c) The information set forth in Section 7 ("Price Range of the Common Stock") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(d); (g)    The Purchaser is incorporated under the laws of the State
                     of Washington. The information set forth in Section 11
                     ("Certain Information Concerning the Purchaser") of the
                     Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each executive officer and director of the Purchaser, each person controlling the Purchaser, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Annex A to the Offer to Purchase and incorporated herein by reference.

     (e); (f) During the last five years, neither the Purchaser nor, to the best of the Purchaser's knowledge, any of the executive officers or directors of the Purchaser or any controlling person of the Purchaser has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

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ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction and Section 13 ("Contacts with the Company; Background of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c)          Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     The information set forth in the Introduction and Sections 8 ("Possible Effects of the Offer on the Market for Common Stock; Stock Quotation; Registration Under the Exchange Act"), 9 ("Dividends and Distribution") and 14 ("Purpose of the Offer; Plans for the Company -- Stock Purchase Agreement; Management Stock Agreements; Certificate of Designation; Registration Rights Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction, Section 11 and Annex A of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction and Sections 11 ("Certain Information Concerning the Purchaser"), 13 ("Contacts with the Company; Background of the Offer") and 14 ("Purpose of the Offer; Plans for the Company-- Stock Purchase Agreement; Management Stock Agreements; Certificate of Designation; Registration Rights Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

               Not applicable.

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ITEM 10.  ADDITIONAL INFORMATION.

     (a)       Not applicable.

     (b)-(c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a) (1)   Offer to Purchase, dated March 19, 1999.

         (2)   Letter of Transmittal.

         (3) Letter, dated March 19, 1999, from the Dealer Manager to brokers, dealers, commercial banks, trust companies and nominees

         (4) Letter, dated March 19, 1999, to be sent by brokers, dealers, commercial banks, trust companies and nominees to their clients.

         (5)   Notice of Guaranteed Delivery.

         (6)   IRS Guidelines to Substitute Form W-9.

         (7)   Press Release, dated March 15, 1999.

         (8)   Summary newspaper advertisement, dated March 19, 1999

     (b) (1) Customer Agreement, between Alex Brown & Sons Incorporated (now BT Alex. Brown Incorporated) and Paul G. Allen

     (c) (1) Stock Purchase Agreement, dated March 15, 1999, between the Purchaser and the Company.

     (c) (2) Form of Stock Purchase and Voting Agreement, dated March 15, 1999 between the Purchaser and each non-executive officer director of the Company

     (c) (3) Form of Stock Purchase and Voting Agreement, dated March 15, 1999 between the Purchaser and each executive officer director of the Company

     (c) (4) Certificate of Designation of Series A Convertible Preferred Stock of the Company.

     (c) (5) Registration Rights Agreement, dated March 15, 1999, between the Purchaser and the Company.

     (d)       Not applicable.

     (e)       Not applicable.

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     (f)       Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 1999

                                     VULCAN VENTURES INCORPORATED


                                     By:  /s/ William D. Savoy
                                        -------------------------
                                        Name: William D. Savoy
                                        Title:  Vice President

                                      -8-
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                                 EXHIBIT INDEX

 EXHIBIT NO.                     DESCRIPTION
 -----------                     -----------
     (a) (1)     Offer to Purchase, dated March 19, 1999.

         (2)     Letter of Transmittal, dated March 19, 1999.

         (3) Letter, dated March 19, 1999, from the Dealer Manager to brokers, dealers, commercial banks, trust companies and nominees

         (4) Letter, dated March 19, 1999, to be sent by brokers, dealers, commercial banks, trust companies and nominees to their clients.

         (5)     Notice of Guaranteed Delivery.

         (6)     IRS Guidelines to Substitute Form W-9.

         (7)     Press Release, dated March 15, 1999.

         (8)     Summary newspaper advertisement, dated March 19, 1999

     (b) (1) Customer Agreement, between Alex. Brown & Sons Incorporated (now BT Alex. Brown Incorporated) and Paul G. Allen

     (c) (1) Stock Purchase Agreement, dated March 15, 1999, between the Purchaser and the Company.

     (c) (2) Form of Stock Purchase and Voting Agreement, dated March 15, 1999 between the Purchaser and each non-executive officer director of the Company

     (c) (3) Form of Stock Purchase and Voting Agreement, dated March 15, 1999 between the Purchaser and each executive officer director of the Company

     (c) (4) Certificate of Designation of Series A Convertible Preferred Stock of the Company.

     (c) (5) Registration Rights Agreement, dated March 15, 1999, between the Purchaser and the Company.

     (d)         Not applicable.

     (e)         Not applicable.

     (f)         Not applicable

                                      -9-